20549-0408
                                                                  January 16,
2007


Legacy Mining Ltd.
The Nevada Agency and Trust Company
50 West Liberty Street, Suite 880
Reno, Nevada 89501

Re: Legacy Mining Ltd.
    Form SB-2, amendment number 1, filed December 19, 2006
    File Number 333-138672

Dear Sir:

        We have reviewed your amended Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.     Please revise your filing to eliminate form instructions such as the
Part 1 reference on
       page 6. Also, please provide differently styled headings and subheadings so that it is clear what level of disclosure is being provided.

2. Please ensure that the affiliation or lack of affiliation for each of the companies and individuals you reference in the filing is disclosed. Note, for example, at the top of page
       53 and name these companies.

3. Where appropriate, disclose the business nature of affiliated companies such as Golden
       Spirit. Where the business of these companies is largely in its interactions with Legacy disclose this fact, with quantification.

4. Disclose in the summary and in the body of the text your use of consulting done by related parties. We note the related disclosure in the footnotes to the financial statements.

Legacy Ming Ltd.
January 16, 2007
Page 2


          Disclose the names of the companies and individuals involved, dollar values and provide the information requested in the prior comment.

5. Throughout the filing, where you discuss the issuance of shares, give the price per share.
          For example, note at the last paragraph on page 6.

6.        Please review the filing in its entirety for inconsistent disclosure.
Please reconcile these
          disclosures with the rest of the text. For example, we note that:

          On the cover you correctly indicate that all of the offerings must be at five cents until a market develops. At the third paragraph on page 8 you talk about very different terms.

          For the most part you reference Ester Creek and Second Chance as apparently two separate prospects. However, in the body of the text you only discuss your exploration plans with respect to Ester Creek

          On page 30 you talk about your "sole officer and director."

          At the top of page 50 you talk about your Nevada and Mexican properties.

7. We note the dispute over the Ester claim referenced in the body of the filing on page 43.
          Disclose or reference this matter in the legal proceedings section. Where appropriate, disclose the nature of the disagreement, with quantification. Consider the need to address this in the summary or risk factor section.

Our Business, page 6

8. Disclose early when the company was founded, by whom and briefly describe its operations. Indicate when the company turned to mining and why. Disclose the net loss accumulated prior to turning to mining and indicate if correct that during this time the company had no revenue, as noted from page 50. If not otherwise clear, make clear when current management took control.

9.        Disclose early that management has no experience in mining.

10. As noted in your risk factor section, please disclose early in the summary that there is little chance that Legend will be profitable as a mining company.

11. Here and in detail in the body of the text disclose why Legacy chose to acquire the Ester
          Creek and Second Chance claims.

12. With consideration to disclosure in the summary, disclose in the body of the text why you at first chose to acquire the TK claim, issued stock for it, and then chose not to acquire it.

Legacy Ming Ltd.
January 16, 2007
Page 3



13. Disclose separately your expected exploration expenses and operating expenses for the next twelve months and describe the level of exploration this will pay for. Make clear that this is only for very preliminary work that will not include drilling, will not establish reserves and you do not know how you will raise this money.

14. Briefly describe the very limited exploration work that has been done on the two claims and the conclusions of this work. Also, in more detail in the body of the text, disclose the conclusions of Mr. Barker on his work, described on page 44.

15. Briefly describe in the summary the work that is planned for the next year.

16. You reference at several places in the filing the analysis of exploration work to be done by Mr. Barker. Please clarify who is going to do the actual exploration work.

The Offering, page 7

17. We note that the company and Golden Spirit will be selling identical shares at the same time. Disclose how you will deal with the apparently significant conflict of interest of
          Messrs. Lein and Parfitt.

Dilution, page 19

18. Please check this section for accuracy. The textual discussion and the table on page 21 do not seem to reconcile. Also, the first line item on page 21 should give the high and low price paid for the stock by current holders and the average price paid. The dilution at less than the full offering level should probably not be greater than the amount paid.

Sales by Selling Shareholders, page 24

19.       Revise to disclose the restriction imposed by Regulation M and section 101 through 105
          therein, as applicable. Provide the staff with an analysis of the selling shareholders ability to engage in option writing and short sales under Regulation M.

20.       Supplementally provide the staff with the following information:

          The ownership interests, whether direct or indirect, of Golden Spirit, Holm Investment,
          Palisades Financial, Avalon Energy by individuals listed on pages 27 and 32;
          Whether there is any familial or other relationships between or among any of the individuals listed on pages 27 and 32; and, How and when Betty Anne McElroy and John MacAskill acquired their shares.

Directors..., page 28

Legacy Ming Ltd.
January 16, 2007
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21. Where not otherwise clear, disclose the business nature of each of the companies named on page 29.

Significant Employees, page 30

22. Revise item 4 to disclose the nature of the consulting, name the consultant(s) from
       Palisades and disclose their expertise.

Ownership Interest, page 42

23. At the last paragraph of this section on page 43, disclose your reason for believing that
       "Golden is the proper owner" and your qualifications for making this determination.
       Also, it appears that what you should determine is whether Golden will be successful in its dispute with Ester and whether you, Legacy Mining, are the rightful owners of this claim.

Executive Compensation, page 53

24.    Update this section for 2006.

General Accounting

25. Please note the updating requirements of Item 310 (g) of Regulation S-B and provide an updated consent from your independent accountant in your next pre-effective amendment.

Part II
Recent Sales, page 57

26. Revise to present the sales between January 1, 2004 and December 31, 2004 as required by Item 701 of Regulation S-B. We note the three sales listed on page F-4. Include the exemption from registration claimed and the facts relied upon to make the exemption available.

                                       *****

Legacy Ming Ltd.
January 16, 2007
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Closing Comments

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert this action as defense in any proceeding initiated by the
       Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of
1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Legacy Ming Ltd.
January 16, 2007
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        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Direct any questions on accounting matters to David Irving at 202-551-3321, or to Hugh
West, Accounting Branch Chief, at 202-551-3872. Please direct any other questions to David
Lyon at 202-551-3421, or to me at 202-551-3421.

                                                    Sincerely,



                                                    Michael Clampitt
                                                    Staff Attorney




By fax: Penny Green
        Fax number 604-732-4804